EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *Backbone Windpower Holdings, LLC
                    Backbone Mountain Windpower LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                FPL Energy Wind Funding Holdings, LLC
                    FPL Energy Wind Funding, LLC
                        FPL Energy Wind Financing, LLC
                          FPL Energy American Wind Holdings, LLC
                        *FPL Energy American Wind, LLC
                          Badger Windpower, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Bastrop GP, Inc.
                *FPL Energy Bastrop LP, LLC
                    Bastrop Energy Partners, L.P. (50%)

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                FPL Energy New York, LLC
                  *FPL Energy Rockaway Peaking Facilities, LLC
                    Bayswater Peaking Facility, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                Blythe Energy Acquisitions, LLC
                  *FPL Energy Blythe, LLC
                    Blythe Energy, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                FPL Energy Construction Funding Holdings LLC
                  *FPL Energy Construction Funding LLC
                    Calhoun Power Company I, LLC

```
FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy Delaware Mountain GP, LLC
            *FPL Energy Delaware Mountain LP, LLC
               Delaware Mountain Wind Farm, LP


FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI LP, Inc.
             ESI Doswell GP, Inc.
                *Doswell I, Inc.
                   Doswell Limited Partnership


FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI Vansycle GP, Inc.
            *ESI Vansycle LP, Inc.
               ESI Vansycle Partners, L.P.


FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI California Holdings, Inc.
               FPL Energy Cabazon Wind, LLC


FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI California Holdings, Inc.
               FPL Energy Green Power Wind, LLC


FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            FPL Energy Wind Funding Holdings, LLC
               FPL Energy Wind Funding, LLC
                  FPL Energy Wind Financing, LLC
                     FPL Energy American Wind Holdings, LLC
                        *FPL Energy American Wind, LLC
                           FPL Energy Hancock County Wind, LLC


FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *FPL Energy Maine, Inc.
            FPL Energy Maine Hydro LLC
            FPL Energy Wyman LLC
            FPL Energy Wyman IV LLC (61.7831%)
            FPL Energy Cape, LLC
            FPL Energy Spruce Point LLC
```

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
           *FPL Energy MH50 GP, LLC
           *FPL Energy MH50 LP, LLC
              FPL Energy MH50, L.P.

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
           ESI Northeast Energy LP, Inc.
              FPL Energy New Mexico Wind Holdings II, LLC
                FPL Energy New Mexico Wind II, LLC
                  FPL Energy New Mexico Wind Financing, LLC
                  *FPL Energy New Mexico Holdings, LLC
                    FPL Energy New Mexico Wind, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *ESI Energy, LLC
           FPL Energy North Dakota Wind, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *ESI Energy, LLC
           FPL Energy Oklahoma Wind, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
           *FPL Energy Pecos Wind I GP, LLC
           *FPL Energy Pecos Wind I LP, LLC
              FPL Energy Pecos Wind I, LP
           *FPL Energy Pecos Wind II GP, LLC
           *FPL Energy Pecos Wind II LP, LLC
              FPL Energy Pecos Wind II, LP

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *ESI Energy, LLC
           FPL Energy Seabrook, LLC (88.2%)

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *ESI Energy, LLC
           FPL Energy Sooner Wind, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *ESI Energy, LLC
           FPL Energy South Dakota Wind, LLC

```
FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Upton Wind I GP, LLC
                *FPL Energy Upton Wind I LP, LLC
                    FPL Energy Upton Wind I, LP
                *FPL Energy Upton Wind II GP, LLC
                *FPL Energy Upton Wind II LP, LLC
                    FPL Energy Upton Wind II, LP
                *FPL Energy Upton Wind III GP, LLC
                *FPL Energy Upton Wind III LP, LLC
                    FPL Energy Upton Wind III, LP
                *FPL Energy Upton Wind IV GP, LLC
                *FPL Energy Upton Wind IV LP, LLC
                    FPL Energy Upton Wind IV, LP


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            *ESI Energy, LLC
                FPL Energy Vansycle L.L.C.


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            *ESI Energy, LLC
                FPL Energy Wyoming, LLC


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Forney, Inc.
                *FPL Energy Forney, LLC
                    FPLE Forney, L.P.
                        MNM I, L.P.


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                FPLE Rhode Island State Energy GP, Inc.
                FPLE Rhode Island State Energy LP, LLC
                    **FPLE Rhode Island State Energy, L.P.


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Gray County Wind, LLC
                    Gray County Wind Energy, LLC
```

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            FPL Energy Wind Funding Holdings, LLC
               FPL Energy Wind Funding, LLC
                  FPL Energy Wind Financing, LLC
                     FPL Energy American Wind Holdings, LLC
                        *FPL Energy American Wind, LLC
                           Hawkeye Power Partners, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            FPL Energy Wind Funding Holdings, LLC
               FPL Energy Wind Funding, LLC
                  FPL Energy Wind Financing, LLC
                     FPL Energy American Wind Holdings, LLC
                        *FPL Energy American Wind, LLC
                           High Winds, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy Indian Mesa GP, LLC
            *FPL Energy Indian Mesa LP, LLC
               Indian Mesa Wind Farm L.P.

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            FPL Energy New York, LLC
               *FPL Energy Rockaway Peaking Facilities, LLC
                  Jamaica Bay Peaking Facility, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
             FPL Energy Wind Funding Holdings, LLC
               FPL Energy Wind Funding, LLC
                  FPL Energy Wind Financing, LLC
                     FPL Energy American Wind Holdings, LLC
                        *FPL Energy American Wind, LLC
                           Lake Benton Power Partners II, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy Paris GP, Inc.
            *FPL Energy Paris LP, LLC
               Lamar Power Partners, L.P.
                  INTEXCO I, LP

```
FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Pennsylvania Wind, LLC
                    Meyersdale Windpower LLC


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Pennsylvania Wind, LLC
                    Mill Run Windpower LLC


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Pennsylvania Wind, LLC
                    Pennsylvania Windfarms, Inc.


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                ESI LP, Inc.
                    *ESI Sky River Limited Partnership
                    *FPL Energy Sky River Wind, LLC
                ESI California Holdings, Inc.
                    ESI Sky River, Inc.
                        *ESI Sky River Limited Partnership
                        *FPL Energy Sky River Wind, LLC
                            Sky River Partnership


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Pennsylvania Wind, LLC
                    Somerset Windpower LLC


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                ESI LP, Inc.
                    *ESI VG Limited Partnership
                    *FPL Energy VG Wind, LLC
                ESI Victory, Inc.
                    *ESI VG Limited Partnership
                    *FPL Energy VG Wind, LLC
                        Victory Garden Phase IV Partnership


FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Waymart GP, LLC
                *FPL Energy Waymart LP, LLC
                    Waymart Wind Farm L.P.
```

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                FPL Energy Wind Funding Holdings, LLC
                    FPL Energy Wind Funding, LLC
                        FPL Energy Wind Financing, LLC
                            FPL Energy American Wind Holdings, LLC
                            FPL Energy American Wind, LLC
                              *ESI West Texas Energy, Inc.
                              *ESI West Texas Energy LP, LLC
                                  West Texas Wind Energy Partners, L.P.

*   Denotes direct ownership interest in the EWG.
** Entity is the lessee of RISEP, an EWG, which it has no ownership interest.